Chanson International Holding

June 10, 2025

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kristin Baldwin and Asia Timmons-Pierce

Re:	Chanson International Holding
Registration Statement on Form F-1, as amended
Initially Filed on May 19, 2025
File No. 333-287404

Dear Ms. Baldwin and Ms. Timmons-Pierce:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Chanson International Holding hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on June 12, 2025, or as soon thereafter as practicable.

Very truly yours,

Chanson International Holding

By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer